UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCH CHEMICALS, INC.
(Name of Subject Company)

ARCH CHEMICALS, INC.
(Name of Person Filing Statement)

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Sarah A. O’Connor, Esq.
Senior Vice President, Strategic Development & Chief Legal Officer
Arch Chemicals, Inc.
501 Merritt Seven
P.O. Box 5204
Norwalk, CT 06856-5204
(203) 229-2900
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit (a)(5)(H)
Transcript of Lonza Group AG
“Media Conference Call”
July 11, 2011 / 12:00 pm C.E.T.

CORPORATE PARTICIPANTS

Stefan Borgas
Lonza Group AG – CEO

Joe Shaulson
Arch Chemicals – EVP

Toralf Haag
Lonza Group AG – CFO

TRANSCRIPT

DINO: Good morning [OR?] afternoon. I am Dino, the [UNINTEL] operator for this conference. Welcome to the media conference call. At this time, I would like to turn the conference over to Mr. Stefan Borgas, CEO. You will now be joined into the conference room. Thank you.
STEFAN BORGAS: Good morning, ladies and gentlemen. Thank you for coming, and thank you for attending the telephone conference. Usually, we do this medium in--in German, because most of the people, uh, are from--are German-speaking.
But, today is a bit unusual, uh, because we have, uh, Joe here from--uh, one of the executive vice-presidents, uh, one of the two executive vice-presidents from Arch Chemicals, from the U.S. So we will--I will do this presentation in English, hoping that you can follow.
All your questions you can ask in German. We will take that, of course. Uh, but it's important for Joe to follow the context of what is being said and what is being asked. I hope that's okay with everybody.
Today is a exciting day for Lonza. Uh, it is the next significant step in building Lonza's life science platform, building Lonza as a world-class life science company. And this transaction does three things.

It builds the global leader in controlling unwanted microbes in this world. Second, it balances Lonza's portfolio in terms of markets, not too much pharmaceuticals, still strong pharmaceuticals, but now a second, very strong business, which is microbial control, where we can be global leaders. It also balances our currency portfolio and our regional portfolio.
And, third, this deal makes a lot of financial sense. It creates value for everybody that is involved.
The transaction highlights I take that you have seen. Arch is a U.S.-listed public company, so it is a very formal process. Uh, we want to buy Arch at a share price of $47.20, which equals to approximately $1.4 billion U.S. in value for this company.
Uh, this is a 37-percent premium compared to the average of the last 30 days. It is unanimously supported by the Arch board and by the Lonza board. We finance it through debt, and it can be closed still in 2011.
Who is Arch Chemicals? Arch Chemicals should really be called Arch Microbial Control, because Arch is almost a pure play microbial control company, with approximately $1.4 billion U.S. in sales. And, except what you can see here on the chart performance products, Arch Chemicals has only microbial control businesses.
The performance products business, hence, is also one that is up for divestiture. The current Arch management has put this up. And this is a strategy and a logic Lonza wants to follow as well.
Arch is active in four very attractive market areas: killing of microbes in water applications--we differentiate between recreational water, which are mostly pools in private homes, and non-recreational water, which are applications such as waste water treatment, drinking water, cooling towers, industrial water, and so on.
Then, they are very strong in wood, uh, treatment, treating microbes in wood, uh, applications so that they don't grow there, uh, different types.

Then they have an industrial biocides business, mostly focused on paints, uh, and, uh, including marine paints, which is--which, uh--where you see here, antifouling, when you put the paint, on the surface there's a risk of microbes growing there or mildew growing there or yeast growing there. And so you have to put treatment on this or into the paint. And metalworking.
Anti-dandruff is, in the Arch, uh, reporting, part of the industrial biocides, but it is really a personal care business, of course. Arch is the global leader in making anti-dandruff products, because dandruff is a yeast contamination on your head. So you need to put an anti-microbial on this. Uh, and then they have some other personal care functional ingredients.
We are bringing two complementary businesses together. The Lonza business is much smaller, and the Arch business is much bigger. Uh, the Lonza business has a higher profitability and the Arch business has lower profitability, but you see where the opportunity lies here. We can bring the profitability to the same level. We have complementary business segments and we have complementary products in these business segments.
Uh, Lonza will add approximately 3,000 new employees to the 8,200 that we already have, in many different, uh, countries. The, uh, very smallest piece of this will be in Switzerland, though.
I said the first driver is the creation of the global leader in microbial control. This is an attractive market. And I will explain just in a minute of what is microbial control really, practically. This market grows globally with 6 to 8 percent, uh, in the market segments that we have focused on.
Uh, this new business also has the strongest, by far strongest, global platform to develop new solutions for microbe contamination that cannot be solved yet today.
And we know that we have a very good cultural fit between the two organizations. We have worked, our microbial control business has worked with Arch microbial control business long before Arch existed, 20 years ago, for the first time.

And, in the last year and a half, we have put in place formal collaboration projects in which we attempt to--to--to take Arch products and develop solutions for Lonza markets, and to--to take Lonza products and develop solutions for Arch markets. And, because of this, we know that our teams think very much alike, work very well together, and will, uh, make a lot out of this, uh, business combination.
Second driver I have explained is the strengthening of the Lonza's portfolio. We expand our life science platform, and we will not only be the global leader in pharmaceutical custom manufacturing, but now also the global leader in microbial control.
It also strengthens significantly Lonza's position in the developing world. In microbial control, our sales to non-industrialized companies, outside of U.S., E.U., and Japan, will grow from 35 million to 250 million in a combined entity. Uh, for Lonza as a whole, especially Brazil and South Africa will be completely new markets for us where we can also sell other Lonza products outside of microbial control.
And finally, we have talked a lot about the pressure that we feel from the rising Swiss franc. Our Lonza business, this is certainly one of our major challenges with, uh, uh, our big costs block in Visp and Basel. Um, but this deal makes us, as a company, a little bit less dependent on the Swiss franc, and puts the different currencies in a better balance to compare to where they were before.
And thirdly, this deal creates a lot of value. Lonza has always said that it will not do acquisition if they cannot be accretive on earnings-per-share, uh, immediately, and if they cannot be accretive on e--on easy--economic value-add. And both of these parameters are met here.
We can, uh--we can realize, relatively quick--quickly, $50 million of cost reduction, which almost all come from administrative and corporate functions. A few other small areas, but that is the main driver, because we bring two companies with two corporate structures together, and then we can eliminate one of them.

The integration costs we need, the one-time costs we need, are $85 million. And, to the third part of the financial value creation, is--are the, uh, costs--are the sales surges, additional sales that we can create simply by selling existing products into the other partner's market or region. So, in this 40 million, no results from innovation is yet even included.
You can see the balance of Lonza portfolio before and after the transaction, and you can see that, after the transaction, our dependency on pharmaceuticals will become smaller than before, but our--the strength of our pharmaceutical business will be exactly the same than before.
What now really is microbial control? Let me give you an abstract description first, and then I'll show you some examples. You have microbes that you don't like--bacteria on a desk, or bacteria in a hospital, or bacteria on the surface--on a paint surface, or contamination in water, or contamination in food, or contamination in some industrial application--in wood, for example.
Hospitals, uh, clean rooms, uh, ba--bacteria that grows in your shampoo or in your cream if you don't put something in to prevent that, that is the problem that this business tries to solve.
And how does it solve the problem? Well, first, there is an active substance that kills this bacteria. That you can test in the lab, and many, many chemicals or biologically produced actives, natural actives, kill bacteria. That's relatively easy.
Uh, then there's the center of this bull's-eye. Now you need to prove that the way these bacteria are killed are not harmful, they're not toxic, and they're not bad for the environment. So, there's a very complex registration process that goes with these active ingredients. And this is already much more difficult than just finding the actives.

Now, because this is so expensive and difficult, only relatively few actives are available. And the real solution for a particular applications comes from combining them with some stabilizers so that the effect is not only short-term but also longer-term. And this is what we call formulation, which is another level of know-how.
And, because these are relatively complex products, at the end you need for each one of these end-use applications that you can see here the appropriate distribution channel. If you buy an anti-bacterial product for your pool, some chlorine in--in a powder, for example, you want to buy it in a retail store. Freely available, it can't be dangerous, even if it falls down and the chlorine spills. So you need a channel for this and you need to manage this channel.
If you want to sell a water treatment application to a municipal water treatment plant, this is, uh, a different distribution channel, because it's a much bigger focus on application here. Selling into a hospital is--yet again is a totally level of know-how. So, the distribution channel is extremely important as well.
And that's really what this business is all about: the combination of the regulations around certain substances, packaged into a formulation that really has value, and bringing it to those people who use it in a meaningful and safe and consistent way.
Here are some examples out of those markets where we see a lot of potential. In sections in hospitals, increasing dramatically, especially with, uh, new diseases coming on board and with hospitals getting more and more crowded, uh, causing a lot of deaths, because these microbes are not treated properly in hospitals. And the microbes get resistant, so the, uh, anti-microbial treatment needs to, uh, keep up with us.
Water, uh, applications, uh, in recreational water but also in industrial water like cooling towers: um--you don't want your children to get sick or you don't want to get sick yourself if you jump into a swimming pool or if you shower. Uh, you also don't want to get sick if cooling towers emit, uh, smoke or--or vapor with microbes in.
Oil applications: a lot of the new oil sources come not from Middle East oil pumped out of the ground just like that, but they come from, uh, oil hidden in stone, uh, uh, in--in stone, uh, um, uh--how to say? Uh, uh, in--in--in--in--in mountains or in--in--in stone agglomerations.

And the way this works is you pump water into this, uh, and then this water pushes the oil out of that, and, uh--and, uh, now you have new oil sources. A lot of this in Canada and the U.S., in, uh, also the Middle East--uh, even Switzerland has some potential, at least theoretically.
And this water needs to be treated. Totally new application, uh, just on the verge of existing. Uh, and, of course, mold and, uh, uh, bacteria on any kind of exterior application. Just some examples to see where these products are used.
The market, uh, distribution, uh, according to the applications, you can see here. And important take-away from this slide is that 75 percent of this market is in U.S., Europe, and Japan.
Now, why is that? That is because the regulations in the developing world have not yet been put in place. But they're in the process of being put in place, and that's where the big opportunity comes from, because, from a potential perspective, there is many more microbes growing there than here.
The regulations are a key market driver. And, uh, if you look at the competitors in this market, there is not really a very strong large competitor.
Because the regulations in Europe and the U.S. have been so severely increased in the last five years, the money of all of the competitors has shifted from innovation, from creating new products, into regulation, defending the existing products and making additional tests. And none of the players is really, uh, investing very much in innovation anymore.
And that is what we can change here. Because of bringing these businesses together and because of the size that we have now, we can defend the existing businesses, make sure we comply to the highest levels, and still even increase the amount we put into innovations together.

Uh, how does this, uh--how does this business look once it's been combined? 45 percent will be in--of the sales of this business will be in water treatment, both residential and industrial. About 20 percent of this business will be in materials protection, uh, uh, applications, like paints, uh, marine, uh, treatments, plastics, metalworking.
About 10 percent will be in hygiene, hospitals, clean rooms, and so on. And about 25 percent will be in personal care applications, uh, anti-dandruff, preservatives in your creams and in your shampoos, uh, and other active ingredients.
What will we do once this business comes together? We will focus, from these many applications that I showed before with this bull's-eye, on just four: water treatment, hygiene, personal care, and materials protection. And we will put these increased research resources that we have on taking the ingredients from both companies and formulating new solutions for those.
This takes between three and 18 months. So, we can bring new products and new solutions to our customers in a relatively short period of time without having to go into significant risks of finding new actives and then later on failing in clinical trials or failing in toxicity tests.
The scale that we bring is the real differentiator to all the competitors. Uh, we will have a little bit more than 15-percent global market share. The next-biggest competitors will be less than half as big.
We will have, uh, cross-selling opportunities in the different regions, because we are in different market segments and in different regions. So, we can sell each other's products relatively quickly.
We can leverage our technologies. The emerging markets will become strong for this combined business in four out of the five BRICS markets: Brazil, Russia, India, China, South Africa. We will have strong positions. We will have a weak position in the R, in the Russia. But Brazil, India, China, and South Africa will be very strong positions for us.

From a Lonza perspective, we will also get a significantly step--significant step closer to the end consumer, because Arch is forward integrated much more into retail channels and making products directly for end use, selling to mass retail and consumer distribution channels. And finally, I already talked about the potential in innovation.
How will this integration work? First phase will concentrate on bringing two administrative structures of two companies together into one. And that will generate about $50 million U.S. of cost reduction. Uh, there is a bit of tax optimization, but the big driver here is the administrative, uh, uh, uh, synergy.
Then we will, very quickly, as soon as the organizations are together--this will take about six months--focus on cross-selling each other's products. No need to invent anything new; even not--no need to formulate anything together, just cross-selling that will generate about $40 million of sales, and you can see here in which markets this will happen.
And then, the third phase is really about innovation. And that's the reason why our people this morning have reacted so excitedly, because they can clearly see this--this wonderful potential of having, uh, different actives bringing together on one new platform and creating cue--true innovation for these microbial problems that our customers have.
Third block I want to talk about is, uh, the financial impact. It meets our acquisition criteria; our shareholders will have a higher profit immediately next year in earnings-per-share, uh, immediately.
And, uh, we will also improve the return on capital by 150 basis points, one of the targets, of course, Lonza had, because the custom manufacturing business is very capital-intensive. This business is not very capital-intensive. It is registration-intensive, development-intensive, and distribution-channel-insen--intensive, but plants don't make up a big piece of this.

I also have to say that the current timing of the currency that gives us so much headache with our cost in Swiss franc and our reported numbers in Swiss franc--of course, for an acquisition in U.S. dollar is an ideal timing. So, the--the exchange rate for this transaction for us is quite favorable.
How will we go on from here? After today's publication, we will start to have the tender offer for the Arch shareholders starting on Friday. And this will run as long as, uh, we have approval, as we're looking for approval from the antitrust authorities, the regulate--the regulators. This is the unpredictable part in this time path. This can go very quickly or it can take a little bit longer. But, in any case, we expect this deal to close still this year.
In a summary, we are creating the world's leading microbial control business. We generate a significant scale with a broad, complementary amount of products, markets, and regions. We will focus on four key markets: microbial control in water, microbial control in materials, microbial control in hygiene, and microbial control in personal care cosmetics.
We have found very good cultural fit among the organizations, uh, and we expect this to be a good driver in the integration. Lonza, through this acquisition, will improve its balance of different businesses, its balance of different regions, and its balance of different currencies. And, after this acquisition is completed, we'll be the leader in two very attractive life science markets: pharmaceutical custom manufacturing and control of microbes.
With this, I'm at the end of the presentation and happy to enter into any kind of discussion, any question you have about Arch or about how they feel. This is why we have Joe here, and he's happy to answer, uh, almost all of your questions.
I hear we have the first question from the telephone conference, so why don't we start here? And, in the room, please use the microphone so that they can also hear you out there.

DINO: First question from the telephone is from Mr. Simeon Bennett of BLOOMBERG. Please go ahead.
SIMEON BENNETT: Yeah, hi. Thanks for, uh, taking my question. Um, I had a question for either Joe, uh, or for, uh--for you, Mr. Borgas, um, just about the rally in, uh, Arch Chemicals' share price last week. It looks like perhaps news of the deal leaked out. Um, I'm, I guess, wondering what action either company is taking on that, whether you're reporting it to the regulators, whether you are expecting, uh, an investigation.
STEFAN BORGAS: Uh, you know, not up to us, really, to entertain speculations about this. The fact is there was absolutely no rumor about Arch. There was no rumor about Lonza at all anywhere.
Um, we, uh, really, again, don't know what happened, uh, and, uh, from our perspective, we offer a good, valuable deal for Lonza, for our shareholders, uh, and these short-term fluctuations are not--uh, not--not really very much of anything that we are of concern. You know, beyond that, I think we have to wait and see what happens.
MAN: Can you just expand on how the, uh, increase in regulation in developing nations is going to drive the anti-microbial business?
STEFAN BORGAS: Yeah. There are two consequences of this. The smaller, clearly smaller consequence is that some of these mi--anti-microbial applications and products might come under pressure or might be forbidden in very specific applications. That could happen.
We see a relatively low impact when we look at our products, but this is one of the things that can happen through these, uh, big review processes.
The much more significant effect of these new regulations, uh, is going to be in the reduction of competitors for each one of these products, because it's very expensive to reregister products. It costs millions, tens of millions, to do that. And many smaller players who have been, you know, selling on the side, uh, are not going to do that anymore. So this has a at least short term business, uh, stabilizing effect on us.

The third effect, which is a concern, is that innovation, true innovation with really true new products, especially naturally-derived products, are going to be virtually impossible to do, in Europe and most likely also not in the U.S., although in the U.S. it's not yet clear how the regulations go.
Why? Because it will cost an up-front investment of tens of millions of dollars for markets that initially are very small. So, I--my fear, our fear, is that the innovation will move to other regions where it's easier to do these kinds of new tests. Um, but there's a bit of speculation. I don't know, Joe, if you have a view on this, too.
JOE SHAULSON: Right. I think that what the regulatory environment does is it sets a--a set of ground rules for how you participate in the market. And it's a set of ground rules that requires, um, a significant amount of, uh, infrastructure and knowledge in order for you to, uh, play in those markets. And that's exactly what exists within Lonza today, exists within Arch today, and--and will exist to a greater extent within the combined company.
STEFAN BORGAS: But, in principle, the regulators are trying to make the products safer. And this is good. It's good for the consumer and it's good for those players who stick to the rules. Uh, but, uh, you know, every regulation also has a downside, of course. Can we go in the room?
MAN: I have a question about, uh, the, um, strategic fit. I understand why Lonza acquires, uh, Arch [UNINTEL] Chemicals. But what is the attraction for--for you, uh, in Arch Chemicals? Um, what--what do you get out of that deal, from a strategic point of view?
JOE SHAULSON: So, if--if you look at the two businesses, um, while we are present in some of the same broad market spaces, there's virtually no overlap between the product offerings of the two companies. And so, as we've looked for ways to expand our business, one of the things that's been on our strategic agenda is to acquire meaningful, uh, what we call biocides businesses, or microbial control businesses.

And, um, you know, another way that this could've happened would have been for Arch to buy Lonza's microbial control business, which we would have been quite interested in doing because of the complementary product portfolio and the additional capabilities that the combined business would have.
This just sort of reverses that transaction structure. The underlying business logic is still the same, but you layer on top of it the opportunity to, uh, create value through synergies, the elimination of a duplicate corporate structure, and the like.
But it--the under--the underlying business logic is about the combination of the microbial control businesses and what that does strategically for the, uh--the product range, the geographic reach, the regulatory capability, the innovation capability, um, the number of, uh, application sectors that are covered by the combined company. It--it just makes a, uh--a very compelling business case.
STEFAN BORGAS: Two examples for this, maybe concrete examples: Lonza has a very strong position in hygiene markets. Arch has not had that, mostly because of the products. Arch wanted to be, uh--build a strong position in hygiene, because it's an attractive market. And that's what this--the Arch business now gets.
Arch has a very strong water business, and Lonza has a water business, but the Lonza water business is almost exclusively focused on non-recreational water, water treatment, industrial water. And the Arch business is just the other way around. And bringing those together creates a fantastic synergy.
MAN: Uh, TOBIAS MEYER from the FINANCIAL TIMES in Deutschland, of Deutschland. Two questions: um, the first one is about the profit margins. I saw that the Arch profit margins are a bit lower. So, what does it mean for--for the--the--the--the company as a whole? Do you get lower profit margins in the future?

And the second question is: what does it mean for your balance sheet in terms of leverage ratio, for example? Thank you.
STEFAN BORGAS: Toralf, if you--if you can answer the balance sheet question in a minute. Um, the margin, uh, question is not a very big concern, but there is two aspects to this.
The first aspect is when you compare the margins of both businesses with each other. And, because the businesses, structurally, are very similar, uh, the opportunity is to bring the lower-margin business up to the same level than the higher-margin business is, and that's what this synergy will do, because we can eliminate the corporate costs block of Arch, and that brings the margin of the business to a very similar level than the Lonza microbial control business.
The other, much more important aspect from the Lonza perspective is the--uh, the effects of this transaction on return on assets. And, because this is a, uh, highly attractive business--you see 20-percent return on assets in both businesses--um, the overall return on assets for Lonza as a group will improve.
And that's important, because the Lonza return on assets is okay but not fantastic. And it moves us closer to fantastic. Not yet there, but closer. Toralf, balance sheet?
TORALF HAAG: Well, through the acquisition, we add a debt of $1.4 billion U.S., this--for the payment of the equity and also for the assumption of the net debt of the target Arch, which is around $170 million U.S. So it's roughly 1.25 billion Swiss francs.
This will, of course, increase our debt level, but we will stay, uh, below our target framework, below 100-percent gearing, so we will be between 90 and 100-percent gearing, which will decrease over the next years quite rapidly, because the target Arch is a free cash flow, uh, providing company.
And also Lonza, uh, we have re--significantly reduced our internal CAPEX program, so we are--also have been, since last year, and also this year, a strong free cash flow provider. So, we expect this to go down to levels of 80, uh, within, uh, one to two years, and then, uh, decreasing even further in the next year.

So, even with this, um, large--for Lonza, large acquisition, we will maintain, uh, our investment grade rating as we have planned it.
STEFAN BORGAS: Any other questions in the telephone conference?
DINO: No more questions from the phone.
STEFAN BORGAS: Any questions in the room, [THEN HE ASKS IN GERMAN WHETHER THERE ARE QUESTIONS]?
WOMAN 1: You moved away a little bit from, um--you used to be very strong in biopharmaceuticals, um, so far. You moved a little bit way back to the classical chemical business. Why is that?
STEFAN BORGAS: Uh, absolutely not. We are not moving to the chemical business at all. Uh, actually, many of these--the only thing that is chemical here is, uh, the production of a part of these actives. That's the only thing that is chemical in this.
And a rather large piece of these are not even produced in-house. They are sourced from people who make this--who make these products. What we are moving towards--to is a life science business that is totally dependent on regulations. These regulations are totally dependent on toxicity tests, clinical tests, and efficacy tests. We are very much dependent on formulation, end-user formulation, and distribution channels.
So, it has nothing to do at all with chemical, uh, business. If you look in the Arch plants, most of these plants are formulation and packaging, uh, plants. That's why there are so many of them, because they are local and close to the, uh, end users. You will completely, totally miss the big, heavy, uh, steamy, chemical plants, completely miss.
We are also not changing our strategy at all, because we've always very carefully explained, since years at least since I'm at Lonza, that we follow a life science strategy, not a pharma strategy. What, of course, has happened is that, in the past five years, we have very much strengthened our pharma, and especially biopharma but not only biopharma, part.

That business has now grown to more than 50 percent of Lonza. Um, and it's getting--it continue--it will continue to grow as well. But you could--one could get concerned about becoming too dependent on this one sector, especially in light of what happened to us--us in 2009.
If you remember, we had to give a profit warning in the second half of 2009, because some of our large pharma customers [UNINTEL - COUGHING] production. And that put us into a short-term, uh, uh, reduction of profits, which has, uh, been equalized in the meantime.
But that event led us to think on: how can we more actively than just through internal growth strengthen the non-pharma life science part of Lonza? And there were two options. One was nutrition, and one--the other one was microbial control. And, since the end of 2009, we have been looking and talking to many people in these two markets, in order to achieve a better balance in the Lonza portfolio.
But please don't write down anywhere that this is a chemical business, because it's not.
MAN: [COUGHING]
WOMAN 1: Uh, what happened to the nutrition plan?
STEFAN BORGAS: Uh, uh, our nutrition plans continue to be the same plans that they were before. We are working on a number of both on acquisitions, uh, to increase the portfolio of this.
Uh, it's a healthy business within, uh, all of Lonza. As you can see, it's part--it's a major part of the life science ingredients, uh, business. But, in the total context, it's now relatively smaller, of course, but, in absolute terms, still a good and healthy business.

MAN: In 2008-2009, the visibility has become an issue at Lonza. Now, with this acquisition, what does that mean for--in the--in terms of visibility? How good is the visibility, uh, of Arch Chemicals?
STEFAN BORGAS: So, it's a good, very good question. This--the visibility of this business is, uh, uh, rather solid, because of the very large number of customers and, uh, relatively large number of products, end products, that are sold.
So, it is a much more stable business when we compare it to contract manufacturing, because it doesn't depend so much on individual products and individual customers, not by far as much as the contract manufacturing business.
Now, nothing ever is perfect. Uh, the cyclicality here is much closer linked to GDP cycles. So, when there's a recession, this business suffers. And when there's a--a GDP improvement, this business, uh, wins, just like Lonza's microbial control business.
So, the effect is, uh--it is Lonza will become--will have a higher visibility. Lonza will be more stable than before. But Lonza will also, to a certain extent, be a little bit more, uh, dependent on GDP cycles. It's all about balancing the different.
MAN: Thank you. [UNINTEL] ASHKENAZI from LE TEMPS. What is the future of, uh, performance product by Arch and, uh, how big is this, uh, um, division by the company?
STEFAN BORGAS: Joe?
JOE SHAULSON: Uh, so the division's about $180 million, uh, broken down into two pieces. One is a business that makes products for the polyurethane supply chain. The other is a hydrazine business. We're actively involved in the divestiture of the polyurethanes business, which is by far the larger of the two. And, uh, the hydrazine is less than $20 million.
Um, [CLEARS THROAT] and we expect to, uh--to divest it. Uh, we're working through the process. And, as soon as we have something to report on that, we'll report it. But I believe, uh, Stephan has said that the--the strategy from a Lonza perspective is the same. There's no, uh, synergistic fit between that business and anything in the Lonza portfolio. And it doesn't fit with our, um, biocides businesses either.

STEFAN BORGAS: That's why we talked about a combined business of 1.6 billion, and not 1.8, because, in our minds, we take that out.
MAN: Last January, you were ela--elaborating pretty broadly your pharma strategy at [UNINTEL] getting more of the value chain in pharma, a lot of CAPEX spending there. Does this move today anyhow affect that strategy?
STEFAN BORGAS: Uh, no. Uh, just one small correction: we didn't talk in January about a lot of CAPEX going into pharma. The lot of CAPEX is finished, because the CAPEX in pharma is needed for the active ingredient plants where we have significantly [UNINTEL] up in the past.
But we have--you remember this very correctly--talked about penetrating the value chain. And this is actually less CAPEX but more know-how and formulation, end-patient focus. And you see the reoccurring theme to this one.
We have--uh, uh, one of the things we need for this is to go into formulations of drugs and not just active ingredients of drugs. One of the ways we have thought about doing this is by doing a significant acquisition. We were public with this, uh, some time ago, with a company called [UNINTEL][PANTHEON?]. Um, but we couldn't make the value work, so we walked away from this.
Um, the--the, uh, consequence of that process and of all the investigations for making finished drugs has been that we are much better off in building a portfolio of products on the basis of technologies that we will partially also buy, and then build plants to make these finished products docked onto the infrastructure we already have, because then we have a much cleaner industrial section.
And that is firmly underway. So, not affected at all. The pharma business of Lonza is clearly a growth-from-within approach, with most of the CAPEX still going into this segment, not as much as pa--in the past, but still most of it, uh, mostly in China and in Visp. And, uh, the microbial control or the non-life science--uh, the non-pharma life science market, is, um, you know, more a growth from external approach.

Are there questions in the telephone conference?
DINO: We have a question from the phone from Mr. Dieter Bachmann. Uh, BASLER ZEITUNG, please go ahead.
DIETER BACHMANN: Yes, hello. Um, I have a question--uh, no, two questions. Could you, uh, tell us how, uh, did--did you approach Arch, or perhaps, uh, Arch approached you? And when--when did this happen? I mean, when did you get the idea that this could be a deal?
And, uh, the second one is, um, uh, talking about, uh, cutting administrative costs, um, um, will this, uh, basically just be the Arch administrative staff or is Lonza also affected?
STEFAN BORGAS: Uh, okay. Uh, how did this, uh, deal happen? Uh, as I mentioned before, we know each other, uh, since two decades. And we have, uh, had specific projects that we do together since about a year and a half.
And, um, uh, late last year/earlier this year, there were, as a result of these projects that we have initiated--there were the first discussions on, "Should we do more than that?" Because, clearly, the Arch folks and the Lonza folks saw this fantastic opportunity to bring two complementary businesses in the same markets together. Both--it was a--came from the business people, not from finance engineers.
Um, and then we had discussions, um, about, uh--in--in the first quarter of this year on how to make that work. And we truly looked at all the models. Like Joe has explained, we looked at Lonza selling its microbial control business, at Lonza merging it into Arch, and at--at--at different various models.
And the solution we found at the end now is the one that achieves this business combination and, in addition to this, creates a lot of significant synergies, and not just on costs, but also on leveraging other Lonza, uh, capabilities, such as our very strong research platform that we have in Visp, or the chemical infrastructure that possibly lets us in-source things that are today made, uh, externally, or the process engineering, uh, competence that we have with the Lonza engineering company, uh, that could be applied to many of the, uh, Arch facilities.

Uh, and all of this together then led to this transaction. Uh, but in a very, very, very constructive, uh, and professional and--and, uh, uh, uh, how to say? Uh, uh, uh, uh, ambitious process.
And now, the saving on the administrative side, there's two pieces to this. One piece, of course, is the corporate overhead of the corporation that will disappear. And that is all on Arch, of course, because we don't need a listing, uh, set up for U.S., so all of this we can save.
But then there's also the administrative saving by moving two businesses together into one. You only need one boss for this; you also--uh, you--in every region, you need one person. And then this is really a--a--uh, will go through a--a--a rather objective selection process.
We also have not yet decided on where the headquarter will be. The big, uh, business, uh, the big part of the business, the biggest market today, is the U.S. But it's also the most mature market, with maybe the least dynamic development. Um, so we might actually not have the headquarter in the U.S. Uh, but there's an opportunity to have it there. We might have the headquarter somewhere else.
This is part of the discussion that now, after the announcement, we can have between the senior leaders of both companies. Uh, and then, by the time we have the closing, uh, in a few months, we can then announce who will lead it, uh, what will be the structure, and, uh, where will be the headquarter. Obviously, uh, people are hotly interested in all these topics. [LAUGHTER]

DIETER BACHMANN: Thank you.
STEFAN BORGAS: Yes, we'll go back in the room.
MAN: [COUGHING]
PATRICK: Um, Patrick [UNINTEL], just a couple of questions, uh, about the synergies you talked about, about, uh, cost savings and all the other [UNINTEL] one-time integration costs in, uh--over two years. Are those rather front-loaded or end-loaded? Um, can you comment on that, or--
STEFAN BORGAS: Unfortunately, like always, the costs are front-loaded and the positive effects are back-loaded. But, no, in principle, they are reasonably spread over two years.
PATRICK: Mm-hmm.
STEFAN BORGAS: Uh, both of them.
PATRICK: Um--
STEFAN BORGAS: That's why we talk about two years and not all booking it in one year.
PATRICK: Mm-hmm. And, given then the transaction goes through, uh, in, um, '11, do you mean by, uh, EPS 1.4 per share that it adds value to your, um--to the--the share? Is it for 2011 or 2012?
STEFAN BORGAS: Well, it's really for the first 12 months of the business being together.
PATRICK: Mm-hmm.
STEFAN BORGAS: So, if the business closes reasonably timely in 2011, we will already have a positive impact on the--on the books of 2011. Um, uh, but, the $0.40 per share is the effect for the first 12 months. And, uh, the--uh, the integration synergy is the synergy for the first 24 months, and the cost is for the first 24 months, whenever we have the closing.
Okay? I think I see no more questions here. I see no more questions in the telephone conference. Thank you very much for coming on such a short notice.

Uh, before you leave, let me, uh, just repeat what I would like to see in your headlines. [LAUGHTER] Lonza is doing this transaction for three reasons: we are creating the global leader in the business to fight unwant--unwanted microbes. We are strengthening the balance of Lonza's business. And, after this transaction, have two world-leading life science businesses, pharma custom manufacturing, and microbial control.
And, third, we create a lot of value immediately for all of the participating stakeholders. Thank you very much for coming here.
DINO: Ladies and gentlemen, the conference is now over. Thank you for choosing the [UNINTEL] facility, and thank you for participating in conference. You may now disconnect your lines. Goodbye.

The tender offer described in this communication has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. At the time the tender offer is commenced, Purchaser, an indirect wholly-owned subsidiary of Lonza, will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission. Investors and Arch Chemicals stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that Purchaser, Lonza’s indirect wholly-owned subsidiary, files with the SEC may also be obtained from Lonza free of charge by directing a request to investor.relations@lonza.com.

Forward-Looking Statements: Statements in this press release regarding the proposed transaction between Lonza and Arch Chemicals, the expected timetable for completing the transaction, the potential benefits of the transaction, and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many shareholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in Arch Chemicals’ Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC. Except as otherwise required by law, Arch Chemicals disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.